vtech

VTech Corporate Services Ltd

Exempted No. : 82-3565
Our Ref. No. : PF201-02/02/ws
Direct Line : (852) 2680 5031 / 2680 5033 / 2680 5002
Fax No. : (852) 2680 5277
(Please contact Anthony AU / Annie CHAN / Winnie SO)

16th December, 2002

SEC MAIL PROCESSING SECTION RECEIVED DEC 18 2002 WASH, D.C. 155

By courier

The U.S. Securities & Exchange Commission
Office of International Corporate [redacted]
Shop 3-7, 450 Fifth St[redacted]
Washington D.C. 2054
U.S.A.

02060744

SUPPL

Dear Sirs

<u>Re</u> : VTech Holdings Limited
<u>Filing of Materials pursuant to Rule 12g3-2(b)</u>

Pursuant to Rule 12g3-2(b), we enclose an Interim Report 2003 of VTech Holdings Limited for your filing.

Yours faithfully

AU Shiu Kee, Anthony
Company Secretarial Manager

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Encl.

dlw 1/14/03

c.c. *Ms. Kathy JIANG*
ADR Div., The Bank of New York (New York)
Fax No. 1-212-5713050
(w/o enclosure)

Ms. Eugenia LEE
ADR Div., The Bank of New York (Hong Kong)
Fax No. 2877 0863
(w/o enclosure)

23/F, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road, Tai Po, Hong Kong
Tel (852) 2680 1000 Fax (852) 2680 1300

VTech is Back on Track



VTech Holdings Ltd 偉易達集團

(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)

Interim Report 2003 中期報告書

for the six months to 30th September 2002
二零零二年四月一日至二零零二年九月三十日

Corporate Information

Board of Directors

Executive Directors

Allan WONG Chi Yun
Chairman

Albert LEE Wai Kuen
Deputy Chairman

Paddy LAW Wai Leung
Group Chief Executive Officer

Independent Non-Executive Directors

Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun
Michael TIEN Puk Sun
Patrick WANG Shui Chung

Board of Management

Paddy LAW Wai Leung
Edwin YING Lin Kwan
Andy LEUNG Hon Kwong
James C. KRALIK
Kent WONG Wah Shun
Alan TSO Yan Wing
Paul R. MILLER

Audit Committee

Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun
Michael TIEN Puk Sun

Company Secretary

CHANG Yu Wai

Registered Office

Clarendon House
Church Street,
Hamilton HM11, Bermuda

Principal Office

23rd Floor, Tai Ping Industrial Centre,
Block 1, 57 Ting Kok Road,
Tai Po, New Territories, Hong Kong

Principal Bankers

The Hongkong & Shanghai Banking
Corporation Limited
Hang Seng Bank Limited
Standard Chartered Bank

Auditors

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

Principal Registrars

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road,
Pembroke, Bermuda

UK Branch Registrars

Capita IRG Plc
Bourne House, 34 Beckenham Road,
Kent BR3 4TU, DX91750,
Beckenham West, United Kingdom

Hong Kong Branch Registrars

Computershare Hong Kong Investor Services Limited
Shops 1712-16, 17th Floor,
Hopewell Centre,
183 Queen's Road East, Hong Kong

ADR Depositary

The Bank of New York
101 Barclay Street, 22nd Floor-West,
New York, N.Y. 10286, USA

Overview

"IN the first half of the financial year 2003, VTech built on the gains made during the past two years to record further improvement in profits. As importantly, we settled the lawsuit against Lucent Technologies Inc. in June 2002. The net cash received in July 2002, which amounted to US$34.0 million, was recorded as income during the period ended 30th September 2002. As a consequence of these factors, VTech achieved a more rapid than expected strengthening of its balance sheet and had moved back to net cash position since July 2002. This puts VTech back on a solid financial footing and allows us to focus on building our business for the future.

At the same time, we will maintain a much leaner operational structure and adhere to our customer-centric approach. We continued to make gains in these areas during the past six-month period by successfully reorganizing our sales teams and extending our cell-based manufacturing process to our core businesses. This has raised operational efficiency and at the same time improved our production flexibility, giving us the ability to reduce inventory for both our customers and ourselves.

In addition, we reaffirmed our leadership in technology innovation, as demonstrated in August 2002 by the delivery of the industry's first 5.8GHz cordless phones, and the continued success of our 2.4GHz models."

REVIEW OF OPERATIONS

Group Results

Group turnover for the six-month period ended 30th September 2002 fell to US$468.7 million, an 11.5% decrease over the corresponding period of last year. The decrease was due primarily to the weakening in sales of electronic learning products and reduced Original Design Manufacturing (ODM) business for telecommunication products.

Profit attributable to shareholders increased from US$3.3 million to US$50.1 million. The improved result reflects an improved product mix as well as lower raw material and component costs, particularly in our telecommunication products business. It also includes exceptional income of US$34.0 million, being the net gain arising from the settlement of our lawsuit against Lucent Technologies Inc..

As our financial position continues to improve, the directors have declared an interim dividend of US1.5 cents per ordinary share to reward and express our appreciation to our shareholders for their continuous support to VTech.

Liquidity and Financial Resources

The Group's liquidity position has continued to improve markedly. As at 30th September 2002, the Group had net cash of US$23.2 million. The debt to equity ratio stood at 10.2%, compared with 191.8% at the same period of last year. Total debt decreased by 91.2% from US$159.6 million as at 30th September 2001 to US$14.1 million as at 30th September 2002. Long term borrowings decreased from US$109.5 million as at 30th September 2001 to US$4.6 million as at 30th September 2002, which represents 3.3% of the capital employed as at 30th September 2002, compared with 130.2% as at 30th September 2001. A majority of the Group's borrowings are denominated in United States dollars and are on a floating rate basis. The maturity profile of indebtedness is contained in note 13 to the condensed consolidated financial statements. With internal resources and banking facilities, the Group has adequate working capital to meet its working capital requirements.

Appropriate treasury policies have been adopted by the Group to manage its exposures to fluctuations in foreign currency exchange rates and interest rates on specific transactions. It is the Group's policy not to engage in speculative activities. Forward foreign exchange contracts and interest rate swaps were used to hedge certain exposures.

Innovation Beyond Technology



2.4GHz Cordless Phone

5.8GHz Cordless Phone

Telecommunication Products

During the period under review, the telecommunication products business performed well. Sales of our AT&T and VTech branded products grew substantially as we introduced a new range of well-received products, and our focused approach to serving our key customers took hold. The increased sales, however, were not enough to make up for the loss in ODM sales as one of our major customers exited the market. As a result, total turnover fell by 8.5% to US$327.8 million.

Profitability improved significantly. The increase in profitability was largely due to a favorable change in product mix, as sales of our higher margin 2.4GHz phones increased significantly to account for nearly 50% of sales, compared with 25% for the same period last year. At the same time, we were able to achieve continued improvements in our components and manufacturing costs, and made further improvements to our supply chain and working capital management.

In July, we completed the implementation of cell-based manufacturing in our Dongguan factory. This has resulted in a substantial increase in our operating efficiency. More importantly, our newly configured operations also provide us with greater flexibility and allow us to tailor production levels more closely to our customer needs. By linking our manufacturing operations to the specific needs of our customers, we have been able to achieve an important milestone in transforming our business into a truly customer-centric operation.

Finally, in August, we began delivery of the 5.8GHz cordless phones, which were well received by the market. VTech was the first in the industry to launch and deliver this high-end product, reaffirming our leadership in technology innovation. Management continues to focus its efforts on the development of new and innovative products. In the coming months, new AT&T and VTech 2.4GHz models will be joining the recently launched 5.8GHz products, maintaining the momentum of our 2.4GHz sales in the second half of the financial year 2003. Plans are also well under way for additional 5.8GHz products to be launched in the next financial year.


Technology
Knights of Knowledge™
vtech
AlphaBert's Sonic Phonics™

Smarty's Workshop™

Electronic Learning Products (ELP)

Conditions remained challenging for our Electronic Learning Products business. Turnover fell 25.9% to US$85.9 million for the six-month ended 30th September 2002. This was the result of severe competition, particularly in the United States, and a shifting in consumer preferences from traditional electronic learning aids to computer games. Despite such challenges, VTech remains a dominant brand in Europe.

Sales of our products for the year to date have failed to meet our expectations, especially in the United States. VTech in every market enjoys a number of "annuity" products that remain popular year after year. But revenues are dependent on the launch of new products. The latest VTech range, which includes award-winning products such as Smarty's Workshop™, Voyager and XL Series, achieved an excellent level of acceptance by retailers despite a very competitive marketplace. Sales of these items were not particularly strong, however, as our shelf space in-store was limited and the aggressive new marketing and sales campaigns had yet to make their full impact.

We have launched much more dramatic in-store promotions that leverage both the products and the new brand identity to excite consumer interests. In Europe, 2.5 meters high moving models of the character from Smarty's Workshop™ and the use of a DaimlerChrysler Voyager vehicle in a consumer competition are two examples of these initiatives. Beginning in October 2002, a series of television commercials has been launched to help the sales push in the important Christmas period.

Lower revenues resulted in a fall in profits for the business. The increase in our sales and marketing expenses for the financial year 2003 that should help drive product acceptance and sales in the second half also affected margins. We have, however, made some progress in reducing costs at the operational level. In particular, centralization of the European operations and greater use of outsourcing are improving efficiencies.

While we expect the second half of the financial year to remain challenging, our effort has paved the way for the recovery of the business. VTech is now much more market-focused in its product development and is better able to bring to market products customers want. The tremendous success of our Smart book™ in the UK market during the six months is encouraging evidence of this. We are building on this approach by increasing our understanding of consumer preferences and reducing our time to market with revamped product lines. We have restructured our product design


Innovation Beyond Technology

team so that concept generation for new products can be conducted more effectively. A dedicated team with talent in product design and marketing was also formed to work for the 2004 product line.

The new management team we announced in October 2002 will help drive the business forward. Edwin YING, a 16-year ELP veteran at VTech with experience and thorough understanding in all areas of the ELP business, was appointed the new CEO of the division.

VTech is also widening its horizons geographically. The growing importance of Europe to the business and our competitive advantage in the areas of non-English language and culture are encouraging us to target immediate expansion in these areas. We already have distribution in Portugal and Italy. From zero sales one year ago, we are beginning to expand in Mexico, Chile and Central America. We intend soon to enter the markets of Poland, Hungary, Greece, Turkey and Scandinavia, and in the longer term we expect to achieve further growth in the Asia Pacific region.

Contract Manufacturing Services (CMS)

Our Contract Manufacturing Services business continued to produce stable results despite challenging conditions. Turnover for the period under review slightly decreased 0.9% to US$53.8 million, while profitability improved.

The weak global economy and the slump in the technology sector saw volumes for the contract manufacturing industry fall, hitting earnings. Our ability to maintain revenues and profits reflects a sound strategy of focusing on medium-sized customers and working ever more closely with them. Our New Product Introduction (NPI) teams, introduced last year, are a key component of this approach. By dedicating our engineers to customers and providing a comprehensive service from an early design stage, a strong incentive is created for the continuity of customer relationships.

This way of working also contributed to profitability. With already a lean operation following earlier initiatives, we were unable to cut costs significantly at the CMS business. We were, however, able to refine our manufacturing processes with existing customers so as to produce more efficiently. In addition, the Group's solid financial position and the large scale of its manufacturing gave it the strong purchasing power to improve its cost of materials. Since material cost accounts for a significant portion of the product cost, our success in this area was critical to reducing the product cost for customers as well as our overall performance.

At the same time as addressing current issues, the CMS business made enhancements to its operations that should help drive future growth. We upgraded our



ISO9001:1994 certification to ISO9001:2000 version and gained the TL9000 certification that recognizes quality of manufacture in telecommunication products. These certifications will allow us to market our services more aggressively.

In another important development, we established a new R&D center in Shenzhen, Mainland China, that allows us to provide full support in product design according to our customers' specifications, filling a gap in the "one-stop shop" service we offer. Increasingly, the customers we target are looking for this type of arrangement, since it allows them to focus more of their efforts on sales and marketing.

Finally, we have completed the introduction of a lead-free soldering process. Although demand for this type of soldering is not great at present, in response to increasing environmental concerns demand will undoubtedly grow, initially in Japan and Europe and later in the United States. We are hence well positioned for the opportunities that will arise.

Employees

Once again, I express my sincere thanks to everyone at VTech for their dedication and commitment during the most difficult times, which have allowed us to achieve such a rapid turnaround in our financial results.

As at 30th September 2002, the Group had approximately 19,000 employees. The majority of these employees work in Hong Kong and China. The Group has adopted an incentive bonus scheme and share option program to motivate and reward employees at all levels.

OUTLOOK

The outlook for the second half for VTech is difficult to predict, given the highly uncertain prospects for the markets in which we operate. In particular, we take a very cautious view of the United States economy, where consumer sentiment is becoming more sensitive to the economic and financial downturn. There may still be some effect from the labor disruption in the US West Coast ports. Although we are well placed relative to our competitors and began our contingency planning for this event as early as April 2002, including increasing our US warehouse inventory and reserving air cargo space, an extended duration of the disruption may cause supply chain difficulties.

VTech's net cash position means that we will be able to bring more resources to bear on positioning the Group for revenue growth. Constrained by the cash flow in the past two years, we were forced to relinquish many opportunities and indeed turn away business that was

offered to us. We can now begin to capture these opportunities and pursue other new areas of growth.

We will also continue to drive further improvements in supply chain management and make further progress on becoming more customer-centric, with a greater emphasis on marketing. At the same time, VTech will also devote more resources to R&D in order to bring more innovation to our product line to meet consumers' needs. We will also continue to diversify revenues geographically, especially Mainland China as a region of long term potential.

In telecommunication products, retailers continue to search for category leaders as they rationalize their sources of supply. With both AT&T and VTech brands, and our customer-centric approach, VTech is well positioned to increase its overall market share and become a category leader at selected leading retailers. While total revenue may be lower in the second half of the financial year due to the uncertainty of US economy, we expect continuous growth of our AT&T and VTech branded sales, driven primarily by our new 2.4GHz and 5.8GHz products. We also intend to build on the success of the 5.8GHz launch to maintain our technology leadership through a range of innovative products. At the same time, we will continue to focus considerable effort on reducing our manufacturing and operating expenses. In particular, the full introduction of our cell-based manufacturing approach will enable us to achieve additional cost and supply chain improvements as we are better able to link our manufacturing activities to the changing needs of our key customers.

In ELP, we will continue to face major challenges from competition and having limited shelf space. The results of the ELP business in the second half are expected to be worse than the first half. VTech's increasing co-operation with retailers to greatly improve in-store marketing will mitigate this effect. Improvements at the retail level will also be supported by our exciting television marketing campaign that is expected to give a lift to the important Christmas season.

In the longer term, we will work with retailers to increase shelf space and build on the successes of our marketing campaigns. We are also excited by the longer term possibilities in new markets in Europe and Asia Pacific, where our experience in multi-language and multi-cultural product design gives us a distinct competitive edge. An ELP product line designed specifically for the China market, which currently includes more than 10 products, is under development and will be introduced in the next financial year.

In CMS, we are convinced that our market focus and product mix are the right ones. We now intend to expand our customer base through a much more aggressive marketing effort. We firmly believe that our business model of providing a comprehensive service to medium-sized manufacturers will allow us to achieve the steady organic growth that has been the hallmark of our success in this area to date. In addition, we plan to attain QS9000 certification by July 2003. QS9000 is a quality certification required for manufacturing automotives parts. With the communications industry experiencing its downturn, the industry of automotives will be one of the business areas we intend to develop in the future.

The whole year results are therefore unlikely to see further improvements, given the difficult economic conditions globally and the challenges faced by the ELP business. VTech is, however, firmly back on track and resting on a solid financial platform from which to pursue future growth. We look forward to further rewarding the shareholders who have supported the Group through its most challenging period as our performance continues to improve.

Allan WONG Chi Yun
Chairman
Hong Kong, 27th November 2002

	Note	(Unaudited) Six months ended 30th September 2002 US$ million	2001 US$ million	(Audited) Year ended 31st March 2002 US$ million
Turnover	2	**468.7**	529.6	959.8
Cost of sales		**(317.0)**	(371.6)	(671.0)
Gross profit		**151.7**	158.0	288.8
Selling and distribution costs		**(81.9)**	(91.0)	(153.8)
Administrative and other operating expenses		**(33.6)**	(29.5)	(65.0)
Research and development expenses		**(16.6)**	(16.3)	(33.0)
Restructuring and impairment charges		—	(9.9)	(14.0)
Gain on settlement of a lawsuit	3	**34.0**	—	—
Operating profit	4	**53.6**	11.3	23.0
Net finance costs	5	**(1.3)**	(6.5)	(8.6)
Share of results of associates		**(0.4)**	(0.2)	(0.5)
Profit before taxation		**51.9**	4.6	13.9
Taxation	6	**(1.5)**	(1.3)	(2.6)
Profit after taxation		**50.4**	3.3	11.3
Minority interests		**(0.3)**	—	(0.1)
Profit attributable to shareholders	15	**50.1**	3.3	11.2
Dividend	7	**3.4**	Nil	Nil
Earnings per share (in US cents)	8			
— Basic		**22.2**	1.5	5.0
— Diluted		**22.2**	1.5	5.0

The notes on pages 11 to 20 form an integral part of these condensed consolidated financial statements.

	Note	(Unaudited) Six months ended 30th September 2002 US$ million	2001 US$ million	(Audited) Year ended 31st March 2002 US$ million
Impairment charge on previously revalued long term leasehold buildings		**—**	—	(1.6)
Deferred tax reversed upon disposal of property previously revalued		**—**	—	0.4
Exchange differences on translation of the financial statements of foreign subsidiaries	15	**(0.4)**	0.5	(0.2)
Fair value losses on cash flow hedges	15	**(2.3)**	(0.4)	(0.4)
Net (losses)/gains not recognized in the income statement		**(2.7)**	0.1	(1.8)
Profit attributable to shareholders		**50.1**	3.3	11.2
Total recognized gains		**47.4**	3.4	9.4

The notes on pages 11 to 20 form an integral part of these condensed consolidated financial statements.

	Note	(Unaudited) 30th September 2002 US$ million	(Unaudited) 30th September 2001 US$ million	(Audited) 31st March 2002 US$ million
Non-current assets				
Tangible assets	9	**53.1**	81.4	58.0
Leasehold land payments		**3.0**	6.9	3.1
Deferred tax assets		**4.3**	4.1	4.3
Investments		**0.2**	0.7	0.4
		60.6	93.1	65.8
Current assets				
Stocks		**143.4**	161.9	94.4
Assets held for sale	10	**8.0**	16.1	24.5
Debtors and prepayments	11	**229.8**	284.0	165.3
Taxation recoverable		**3.2**	2.8	3.0
Cash at bank and deposits		**37.3**	34.7	63.3
		421.7	499.5	350.5
Current liabilities				
Creditors and accruals	12	**(280.1)**	(304.2)	(187.9)
Provisions		**(44.7)**	(42.3)	(39.1)
Borrowings	13	**(9.5)**	(50.1)	(30.6)
Taxation payable		**(3.5)**	(1.0)	(2.1)
		(337.8)	(397.6)	(259.7)
Net current assets		**83.9**	101.9	90.8
Total assets less current liabilities		**144.5**	195.0	156.6
Long term liabilities				
Borrowings	13	**(4.6)**	(109.5)	(65.2)
Deferred tax liabilities		**(1.2)**	(1.4)	(1.2)
		(5.8)	(110.9)	(66.4)
		138.7	84.1	90.2
Share capital	14	**11.3**	11.3	11.3
Reserves	15	**126.3**	71.9	78.1
Shareholders' funds		**137.6**	83.2	89.4
Minority interests		**1.1**	0.9	0.8
		138.7	84.1	90.2

The notes on pages 11 to 20 form an integral part of these condensed consolidated financial statements.

	(Unaudited) Six months ended 30th September		(Audited) Year ended 31st March
	2002	2001	2002
	US$ million	US$ million	US$ million
Cash generated from operations	**25.6**	62.5	156.3
Net interest paid	**(1.3)**	(6.5)	(8.6)
Tax paid	**(0.2)**	(0.4)	(0.9)
Net cash generated from operating activities	**24.1**	55.6	146.8
Investing activities			
Purchase of tangible assets	**(8.8)**	(6.9)	(13.3)
Proceeds on disposal of tangible assets and leasehold land	**0.5**	8.9	9.1
Proceeds on disposal of assets held for sale	**7.7**	10.6	18.9
Net receipt from settlement of a lawsuit	**34.0**	—	—
Purchase of associates	—	(0.4)	(0.4)
Purchase of subsidiaries and businesses	—	(0.1)	(0.1)
Net cash generated from investing activities	**33.4**	12.1	14.2
Financing activities			
Issue of share capital	—	—	0.1
Repayments of long term borrowings	**(60.6)**	(39.2)	(41.3)
Net repayment of short term borrowings	**(20.9)**	(51.6)	(109.9)
Net cash used in financing activities	**(81.5)**	(90.8)	(151.1)
Effect of exchange rate changes	**(1.8)**	0.9	(0.2)
(Decrease)/increase in cash and cash equivalents	**(25.8)**	(22.2)	9.7
Cash and cash equivalents at beginning of period	**63.1**	53.4	53.4
Cash and cash equivalents at end of period	**37.3**	31.2	63.1
Analysis of the balance of cash and cash equivalents			
Cash at bank and deposits	**37.3**	34.7	63.3
Bank overdrafts	—	(3.5)	(0.2)
	37.3	31.2	63.1

1. ACCOUNTING POLICIES

The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 — Interim Financial Reporting.

The accounting policies used in the interim consolidated financial statements are consistent with those used in the annual consolidated financial statements for the year ended 31st March 2002.

2. SEGMENT INFORMATION

The telecommunication and electronic products business is the principal business segment of the Group. It includes the design, manufacture and distribution of telephones, electronic learning and other electronic products.

Turnover represents the amounts received and receivable for sale of goods to third parties.

Primary reporting format — business segments

	(Unaudited) Six months ended 30th September			
	Turnover		Operating Profit	
	2002 US$ million	2001 US$ million	**2002 US$ million**	2001 US$ million
Telecommunication and electronic products	**467.5**	528.3	**55.6**	16.0
Other activities	**1.2**	1.3	**(2.0)**	(4.7)
	468.7	529.6	**53.6**	11.3

Secondary reporting format — geographical segments

	(Unaudited) Six months ended 30th September			
	Turnover		Operating Profit	
	2002 US$ million	2001 US$ million	**2002 US$ million**	2001 US$ million
North America	**386.1**	430.1	**51.8**	10.8
Europe	**61.3**	77.5	**1.5**	7.0
Asia Pacific	**17.7**	20.3	**0.2**	(6.8)
Others	**3.6**	1.7	**0.1**	0.3
	468.7	529.6	**53.6**	11.3

3. GAIN ON SETTLEMENT OF A LAWSUIT

On 25th January 2001, the Group filed a complaint against Lucent Technologies Inc. ("Lucent") and Lucent Technologies Consumer Products, L.P. in the United States District Court for the Southern District of New York seeking damages and related relief arising out of the acquisition by the Group of Lucent's Wired Consumer Products Business in 2000.

On 7th June 2002, the Group and Lucent settled the lawsuit filed by the Group against Lucent in January 2001 in a mutually satisfactory manner. There was no admission of wrongdoing by either party. Under the terms of the settlement, Lucent has agreed to adjust the purchase price of the acquisition downward by US$50.0 million. The amount has been fully settled. The net receipt from the settlement, after deducting incidental expenses, was credited to the consolidated income statement.

	(Unaudited) Six months ended 30th September	
	2002 US$ million	2001 US$ million
Receipt from settlement of a lawsuit	**50.0**	—
Less: incidental expenses	**(16.0)**	—
	34.0	—

4. OPERATING PROFIT

The operating profit is arrived at after charging the following:

		(Unaudited) Six months ended 30th September	
	Note	**2002 US$ million**	2001 US$ million
Depreciation	9	**13.6**	17.8
Loss on disposal of tangible assets and leasehold land		**1.0**	0.9

5. NET FINANCE COSTS

	(Unaudited) Six months ended 30th September	
	2002 US$ million	2001 US$ million
Interest expense	**2.3**	7.4
Interest income	**(1.0)**	(0.9)
	1.3	6.5

6. TAXATION

	(Unaudited) Six months ended 30th September	
	2002	2001
	US$ million	US$ million
Company and subsidiaries		
Hong Kong	**1.2**	1.1
United Kingdom	**(0.1)**	0.1
U.S.A.	**0.3**	—
Other countries	**0.1**	0.1
	1.5	1.3

Tax on profit has been calculated on the estimated assessable profit at the rates of taxation prevailing in the countries in which the Group operates.

In March 2002, the Inland Revenue Department of the HKSAR issued estimated assessments to certain subsidiaries of the Group in respect of their potential tax liabilities for prior year. The Inland Revenue Department of the HKSAR has commenced a review of the Group's taxation affairs from 1996 to 2001. The concerned subsidiaries have formally objected to the estimated assessments as, in the opinion of the directors of the subsidiaries, these estimated assessments are incorrect. The outcome of the objections has yet to be determined. The directors consider that it is impracticable to estimate whether it might give rise to any tax liabilities. Accordingly, no provision has been made in the financial statements for the period ended 30th September 2002.

7. DIVIDEND

The directors have declared an interim dividend of US1.5 cents per ordinary share for the six months ended 30th September 2002 (2001: Nil).

8. EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$50.1 million (2001: US$3.3 million).

The basic earnings per share is based on the weighted average of 225.5 million (2001: 225.2 million) ordinary shares in issue during the period. The diluted earnings per share is based on 225.5 million (2001: 225.2 million) ordinary shares which is the weighted average number of ordinary shares in issue during the period after adjusting for the weighted average number of ordinary shares deemed to be issued at no consideration if all outstanding share options and warrants had been exercised at 30th September 2002. No ordinary shares are deemed to be issued at no consideration during the period (2001: Nil).

9. TANGIBLE ASSETS

	(Unaudited) US$ million
Balance as at 1st April 2002	58.0
Additions	8.8
Disposals	(1.4)
Depreciation	(13.6)
Translation differences	1.3
Balance as at 30th September 2002	**53.1**

10. ASSETS HELD FOR SALE

	(Unaudited) 30th September	(Audited) 31st March
	2002 US$ million	2002 US$ million
Land and buildings	**8.0**	24.5

Certain land and buildings are no longer required for the purposes for which they were originally intended. The assets have been written down to their estimated recoverable amounts.

11. DEBTORS AND PREPAYMENTS

Total debtors and prepayments of US$229.8 million (31st March 2002: US$165.3 million) includes trade debtors of US$194.1 million (31st March 2002: US$128.9 million).

An ageing analysis of trade debtors by transaction date is as follows:

	0-30 days US$ million	31-60 days US$ million	61-90 days US$ million	Over 90 days US$ million	Total US$ million
Balance at 30th September 2002	**112.4**	**51.5**	**16.9**	**13.3**	**194.1**
Balance at 31st March 2002	75.3	31.6	8.6	13.4	128.9

The majority of the Group's sales are on letter of credit and on open credit with varying credit terms of 30 to 90 days. Certain open credit sales are covered by credit insurance or bank guarantees.

12. CREDITORS AND ACCRUALS

Total creditors and accruals of US$280.1 million (31st March 2002: US$187.9 million) includes trade creditors of US$137.9 million (31st March 2002: US$76.3 million).

An ageing analysis of trade creditors by transaction date is as follows:

	0-30 days US$ million	31-60 days US$ million	61-90 days US$ million	Over 90 days US$ million	Total US$ million
Balance at 30th September 2002	**58.8**	**47.2**	**23.4**	**8.5**	**137.9**
Balance at 31st March 2002	36.7	20.5	11.0	8.1	76.3

13. BORROWINGS

	(Unaudited) 30th September	(Audited) 31st March
	2002 US$ million	2002 US$ million
Bank loans, overdrafts and finance lease obligations		
Repayable by instalments, all of which are due for repayment after five years:		
Secured bank loans	**1.0**	1.0
Repayable by instalments, all of which are due for repayment within five years:		
Unsecured bank loans and overdrafts	**11.3**	93.0
Secured bank loans	**1.4**	1.3
Obligations under finance leases	**0.4**	0.5
	13.1	94.8
Less: amounts due within one year included under current liabilities:		
Unsecured bank loans and overdrafts	**(9.0)**	(30.2)
Secured bank loans	**(0.4)**	(0.3)
Obligations under finance leases	**(0.1)**	(0.1)
	(9.5)	(30.6)
	4.6	65.2
Bank loans, overdrafts and finance lease obligations are repayable as follows:		
Between one and two years	**0.7**	63.2
Between two and five years	**2.9**	1.0
In more than five years	**1.0**	1.0
	4.6	65.2

The secured bank loans are secured against land and buildings. Bank loans and overdrafts are mainly denominated in United States dollars, Hong Kong dollars and Euro. Interest rates vary from 2.7% to 6.7% (31st March 2002: 5.0% to 8.7%).

14. SHARE CAPITAL, SHARE OPTIONS AND WARRANTS

Share Capital

	(Unaudited) 30th September 2002 US$ million	(Audited) 31st March 2002 US$ million
Authorized		
Ordinary shares:		
400,000,000 (31st March 2002 : 400,000,000) of US$0.05 each	**20.0**	20.0

	(Unaudited) 30th September 2002 No. of shares	(Unaudited) 30th September 2002 US$ million	(Audited) 31st March 2002 US$ million
Issued and fully paid			
Ordinary shares of US$0.05 each:			
Beginning of period and end of period	**225,527,133**	**11.3**	11.3

Share Options

The 1991 Scheme

Pursuant to the share option scheme adopted on 24th September 1991 (the "1991 Scheme"), the directors may, at their discretion, at any time during the 10 years from the date of approval of the 1991 Scheme, invite employees of the Company and subsidiaries of the Group, including directors, to take up share options of the Company. The 1991 Scheme expired on 23rd September 2001. Options granted and not yet exercised under the 1991 Scheme will continue to remain effective.

As at 30th September 2002, the number of shares issuable under the options granted pursuant to the 1991 Scheme was 15,000. The movements in the number of share options under the 1991 Scheme during the period were as follows:

Date of grant	Exercise price	Exercisable period	Balance in issue at 1st April 2002	Number of share options granted during the period	Number of share options exercised during the period	Number of share options lapsed/cancelled during the period	Balance in issue at 30th September 2002
1st May 1998	US$2.9	1st May 1998 to 30th April 2008	190,000	—	—	(190,000)	—
17th December 1999	US$2.3	17th December 1999 to 16th December 2009	80,000	—	—	(65,000)	**15,000**
			270,000	—	—	(255,000)	**15,000**

14. SHARE CAPITAL, SHARE OPTIONS AND WARRANTS (continued)

Share Options (continued)

The 2001 Scheme

Pursuant to the share option scheme adopted on 10th August 2001 (the "2001 Scheme"), the directors are authorized, at any time during the 10 years from the date of approval of the 2001 Scheme, to grant options to certain employees of the Company and subsidiaries of the Group, including executive directors (but excluding non-executive directors) to subscribe for shares in the Company at prices to be determined by the directors in accordance with the terms of the 2001 Scheme. On 1st September 2001, Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited was amended whereby if the Company wishes to grant options under the 2001 Scheme on or after 1st September 2001, it must comply with the new requirements set out therein.

The directors are of the view that value of options granted during the period depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical basis and speculative assumptions. Accordingly, the directors believed that any calculation of the value of options will not be meaningful and may be misleading to shareholders in the circumstances.

As at 30th September 2002, the number of shares issuable under the options granted pursuant to the 2001 Scheme was 20,660,000, which represented approximately 9.2% of the issued share capital of the Company. The movements in the number of share options under the 2001 Scheme during the period were as follows:

Date of grant (Note 1)	Exercise price	Exercisable period (Note 2)	Balance in issue at 1st April 2002	Number of share options granted during the period	Number of share options exercised during the period	Number of share options lapsed/cancelled during the period	Balance in issue at 30th September 2002
26th February 2002 to 26th March 2002	HK$10.2	26th February 2002 to 25th March 2012	18,535,000	—	—	—	**18,535,000**
10th July 2002 to 8th August 2002	HK$8.71	10th July 2002 to 7th August 2012	—	2,125,000	—	—	**2,125,000**
			18,535,000	2,125,000	—	—	**20,660,000**

Note 1: Due to the large number of employees participating in the 2001 Scheme, the information can only be shown within a reasonable range in this report. For options granted to employees, the options were granted during the underlying periods for acceptance of the offer of such options by the employees concerned.

Note 2: As one of the conditions of grant, the employees concerned agreed with the Company that the options shall not be exercisable within the period of 36 months from the date on which such options were granted or deemed to be granted and accepted and shall not be exercisable after 60 months from the date on which such options were granted or deemed to be granted and accepted.

14. SHARE CAPITAL, SHARE OPTIONS AND WARRANTS (continued)

Share Options (continued)

HomeRelay Plan

Pursuant to the stock option plan adopted by HomeRelay Communications, Inc. ("HomeRelay" formerly known as Unbound Communications, Inc.) in August 2000 (the "HomeRelay Plan"), the directors of HomeRelay may grant options to the employees of HomeRelay up to 10.0% of HomeRelay's common stock in issue from time to time.

As at 30th September 2002, the number of common stock issuable under the stock options granted pursuant to the HomeRelay Plan was 705,475, which represented approximately 9.5% of the issued share capital of HomeRelay. The movements in the number of stock options under the HomeRelay Plan during the period were as follows:

Date of grant (Note 1)	Weighted average exercise price	Exercisable period	Balance in issue at 1st April 2002	Number of stock options granted during the period	Number of stock options exercised during the period	Number of stock options lapsed/cancelled during the period	Balance in issue at 30th September 2002
1st September 2000 to 22nd February 2001	US$1.0	1st September 2000 to 21st February 2011	705,475	—	—	—	**705,475**

Note 1: The stock options were granted to the employees concerned during the said period and the information can only be shown within a reasonable range in this report.

Warrants

Pursuant to a warrant instrument dated 19th January 2000 issued by the Company to AT&T Corp. ("AT&T") as part of a trademark licence agreement between the Company and AT&T pursuant to which AT&T granted the Company the exclusive right to use the AT&T brand for 10 years in connection with the manufacture and sale of wireless telephones and accessories in the United States and Canada, the Company granted AT&T warrants carrying rights to subscribe for 3,000,000 shares in the Company at a subscription price of HK$20.0 per share on or before 18th January 2012.

Pursuant to a Revised AT&T Brand Licence Agreement dated 24th January 2002, the subscription price of these warrants was revised to HK$8.43 (being the lower of the initial subscription price of HK$20.0 and the average of the closing price of the shares of the Company as quoted on The Stock Exchange of Hong Kong Limited for the five (5) dealing days immediately preceding 15th July 2002).

No warrants have been exercised since the date of grant.

15. RESERVES

	(Unaudited) 30th September 2002 US$ million	(Unaudited) 30th September 2001 US$ million
Share premium	**74.3**	74.2
Other properties revaluation reserve	**6.6**	9.4
Revenue reserve	**54.3**	(5.4)
Exchange reserve	**(7.0)**	(5.9)
Hedging reserve	**(1.9)**	(0.4)
	126.3	71.9

An analysis of movements on reserves is set out below:

	2002	2001
Share premium		
At 1st April and carried forward	**74.3**	74.2
Other properties revaluation reserve		
At 1st April	**6.6**	10.7
Disposal of a property previously revalued	**—**	(1.3)
Carried forward	**6.6**	9.4
Revenue reserve		
At 1st April		
— as previously reported	**4.2**	(11.0)
— effect of adopting IAS 40	**—**	1.0
— as restated	**4.2**	(10.0)
Profit attributable to shareholders	**50.1**	3.3
Disposal of a property previously revalued	**—**	1.3
Carried forward	**54.3**	(5.4)
Exchange reserve		
At 1st April	**(6.6)**	(6.4)
Exchange translation differences	**(0.4)**	0.5
Carried forward	**(7.0)**	(5.9)
Hedging reserve		
At 1st April	**(0.4)**	—
Transfer to income statement	**0.8**	—
Fair value losses arising during the period	**(2.3)**	(0.4)
Carried forward	**(1.9)**	(0.4)

16. CAPITAL COMMITMENTS

	(Unaudited) 30th September 2002 US$ million	(Audited) 31st March 2002 US$ million
Authorized but not contracted for	**2.6**	11.8
Contracted but not provided for	**2.7**	2.4
	5.3	14.2

17. COMPARATIVES

Certain comparative figures have been reclassified to conform with current period's presentation.

	Six months ended 30th September				Year ended 31st March	
	2002		2001		2002	
	US$ million	**%**	US$ million	%	US$ million	%
Telecommunication Products						
North America	**308.9**	**94.2**	345.0	96.4	631.3	94.1
Europe	**10.2**	**3.1**	10.8	3.0	20.9	3.1
Asia Pacific	**6.5**	**2.0**	2.3	0.6	18.3	2.7
Others	**2.2**	**0.7**	—	—	0.7	0.1
	327.8	**100.0**	358.1	100.0	671.2	100.0
Electronic Learning Products						
North America	**45.4**	**52.9**	62.7	54.1	90.5	46.7
Europe	**35.8**	**41.7**	46.4	40.0	95.1	49.1
Asia Pacific	**3.3**	**3.8**	5.1	4.4	5.9	3.0
Others	**1.4**	**1.6**	1.7	1.5	2.2	1.2
	85.9	**100.0**	115.9	100.0	193.7	100.0
Contract Manufacturing Services						
North America	**30.6**	**56.9**	22.3	41.1	47.8	51.5
Europe	**15.3**	**28.4**	20.1	37.0	31.9	34.4
Asia Pacific	**7.9**	**14.7**	11.9	21.9	13.1	14.1
	53.8	**100.0**	54.3	100.0	92.8	100.0
Others						
North America	**1.2**	**100.0**	0.1	7.7	0.6	28.6
Europe	—	—	0.2	15.4	0.6	28.6
Asia Pacific	—	—	1.0	76.9	0.6	28.6
Others	—	—	—	—	0.3	14.2
	1.2	**100.0**	1.3	100.0	2.1	100.0

INTERIM DIVIDEND

The directors have declared the payment of an interim dividend of US1.5 cents per ordinary share to shareholders whose names appear on the register of members of the Company at the close of business on 27th December 2002.

The interim dividend will be payable on 6th January 2003 in United States dollars save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars and those shareholders whose names appear on the register of members of the Company in the United Kingdom will receive the equivalent amount in sterling pounds both calculated at the rates of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 19th December 2002.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 20th December 2002 to 27th December 2002, both dates inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates, must be lodged with the share registrars of the Company for registration not later than 4:00 p.m., the local time of the share registrars, on 19th December 2002.

The principal registrar in Bermuda is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda, the branch registrar in the United Kingdom is Capita IRG Plc, Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom, and the branch registrar in Hong Kong is Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

SHARE CAPITAL, SHARE OPTIONS AND WARRANTS

Details of the movements in share capital, share options and warrants of the Company are shown in note 14 to the condensed consolidated financial statements.

DIRECTORS' INTERESTS IN SHARES

According to the register of directors' interests maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance of Hong Kong and the records of notification made to the UK Listing Authority pursuant to Paragraphs 16.13 to 16.17 of the Listing Rules of the Financial Services Authority in the United Kingdom, as at 30th September 2002, the directors and their associates had the following interests in the shares of the Company. All of these interests were beneficial:

	Number of shares			
Name of director	**Personal interests**	**Family interests**	**Other interests**	**Total**
Allan WONG Chi Yun	14,906,830	3,968,683	74,101,153 (Note 1)	92,976,666
Albert LEE Wai Kuen	999,332	—	—	999,332
Paddy LAW Wai Leung	—	—	—	—
Raymond CH'IEN Kuo Fung	—	—	—	—
William FUNG Kwok Lun	1,045,630	—	—	1,045,630
Michael TIEN Puk Sun	1,123,000	—	—	1,123,000
Patrick WANG Shui Chung	—	—	—	—

Note 1: The shares were held beneficially as to 65,496,225 by Conquer Rex Limited, as to 1,416,325 by Honorex Limited and as to 7,188,603 by Twin Success Pacific Limited, which were owned by trusts, the discretionary objects of which were Mr. Allan WONG Chi Yun and members of his family.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Pursuant to the share option scheme adopted on 10th August 2001 (the "2001 Scheme"), the Company granted share options in favour of certain directors to subscribe for shares of the Company at prices to be determined by the Board of Directors in accordance with the terms of the 2001 Scheme.

According to the register of directors' interests maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance of Hong Kong and the records of notification made to the UK Listing Authority pursuant to Paragraphs 16.13 to 16.17 of the Listing Rules of the Financial Services Authority in the United Kingdom, as at 30th September 2002, the directors and their associates had the following interests in share options of the Company. All of these interests were beneficial:

Name of director	Date of grant	Exercise price	Exercisable period	At 1st April 2002 Number of share options	At 30th September 2002 Number of share options
Allan WONG Chi Yun	11th March 2002	HK$10.20	11th March 2002 to 10th March 2012 (Note 1)	2,000,000	**2,000,000**
Albert LEE Wai Kuen	5th March 2002	HK$10.20	5th March 2002 to 4th March 2012 (Note 1)	1,750,000	**1,750,000**
Paddy LAW Wai Leung	5th March 2002	HK$10.20	5th March 2002 to 4th March 2012 (Note 1)	1,750,000	**1,750,000**
	26th July 2002	HK$8.71	26th July 2002 to 25th July 2012 (Note 1)	—	**150,000**

No options were exercised by any director or lapsed during the period.

Note 1: As one of the conditions of grant, the grantee concerned agreed with the Company that the options granted shall not be exercisable within the period of 36 months from the date on which such options were granted or deemed to be granted and accepted and shall not be exercisable after 60 months from the date on which such options were granted or deemed to be granted and accepted.

Other than as disclosed above, at no time during the period under review was the Company or any subsidiaries a party to any arrangements to enable the directors and their associates to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDINGS

According to the register of substantial shareholders maintained by the Company pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance of Hong Kong and the records of notification made to the UK Listing Authority pursuant to Paragraphs 9.11 to 9.14 of the Listing Rules of the Financial Services Authority in the United Kingdom and in so far as is known to the Company, the parties, other than those directors as abovementioned, holding a 3% or more interest in the issued share capital of the Company, together with the amount of each of such parties' interests as at 30th September 2002, were as follows:

	30th September 2002	
Name of shareholder	Number of shares	Percentage of shareholding
HKSCC Nominees Limited	**103,695,443**	**45.98%**
HSBC Nominees (Hong Kong) Limited	**13,622,965**	**6.04%**

There were no contracts of significance with corporate substantial shareholders during the period under review.

SHARE OPTION SCHEMES

The Company operates share option schemes for the purposes of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of these share option schemes include employees of the Company and/or any of its subsidiaries, including executive directors of any of such companies.

Details of the share option schemes are set out in note 14 to the condensed consolidated financial statements.

MATERIAL LEGAL PROCEEDINGS

On 7th June 2002, the Group and Lucent Technologies Inc. ("Lucent") settled the lawsuit filed by the Group against Lucent in January 2001 in a mutually satisfactory manner. There was no admission of wrongdoing by either party. Under the terms of the settlement, Lucent agreed to adjust the purchase price of the acquisition downward by US$50 million and such amount was fully settled in cash.

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES

The Company has not redeemed any of its shares during the period under review. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period under review.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the unaudited interim consolidated financial statements for the six months ended 30th September 2002.

The members of the Audit Committee comprised Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun and Mr. Michael TIEN Puk Sun, the independent non-executive directors of the Company.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the period under review except that certain independent non-executive directors of the Company are not appointed for a specific term.

概覽

「憑著過去兩年所取得的進展，偉易達之盈利於二零零三財政年度首六個月內得以進一步提升。同樣重要的是，集團與朗訊科技的法律訴訟已於二零零二年六月圓滿解決，並於二零零二年七月取得淨現金34,000,000美元，這筆款項已於截至二零零二年九月三十日止期內撥作為收入列賬。受惠於上述因素，集團以較預期更快的速度強化其資產負債狀況，並自二零零二年七月起錄得淨現金結餘，使集團得以在財務狀況回復穩健下，專注未來的業務發展。

與此同時，集團將維持高度精簡的營運架構和「以客為本」的服務方針。期內集團在這方面繼續取得進展，透過成功重組銷售隊伍及將小組生產模式擴展至集團的核心業務，不單提高了營運效率，同時更改善生產的靈活性，使客戶和集團本身的存貨水平得以降低。

此外，集團於二零零二年八月付運業內首部5,800兆赫無繩電話，而2,400兆赫型號之無繩電話銷售情況保持理想，再次肯定了集團在科技創新方面的領導地位。」

業務回顧

集團業績

截至二零零二年九月三十日止六個月內，集團的營業額較去年同期下跌11.5%至468,700,000美元。營業額下跌，主要是由於電子學習產品的營業額下降，加上電訊產品之原設計生產業務放緩所致。

期內股東應佔溢利大幅改善，由3,300,000美元上升至50,100,000美元，這反映產品組合改善，以及原料和零件成本下降，其中對電訊產品業務之影響最為顯著，同時亦由於集團與朗訊科技的訴訟獲得解決而取得特殊收入34,000,000美元。

隨著集團之財政狀況持續改善，董事會宣告派發中期股息每股普通股份1.5美仙，以回報及感謝各位股東一直對集團的支持。

流動資金與財務資源

集團的財務狀況持續顯著改善。截至二零零二年九月三十日，集團擁有淨現金23,200,000美元，負債與資本比率與上年同期的191.8%比較，下降至10.2%；負債總額由二零零一年九月三十日止的159,600,000美元下跌91.2%至二零零二年九月三十日止的14,100,000美元。遠期借貸則由二零零一年九月三十日止的109,500,000美元下跌至二零零二年九月三十日止的4,600,000美元，佔二零零二年九月三十日止的資本運用額的3.3%，而二零零一年九月三十日止則為130.2%。集團大部分的借款均以美元為單位，並按浮動利率計息。債務之到期日請參閱簡明綜合財務報表附註十三。按內部資源及可用銀行融資額衡量，集團足以應付營運資金的需求。

集團已採取適當的財務政策，減低進行某些交易時所承受的匯率及利率波動的風險。集團不會參與投機活動，但會透過遠期外匯合約和利率掉期來對沖部分風險。

創新為本 超越科技



2,400兆赫無繩電話

5,800兆赫無繩電話

電訊產品

期內電訊產品的業務表現理想，因集團引進了一系列深受歡迎的嶄新產品，加上增強對主要客戶的服務的方針奏效，令AT&T及偉易達品牌之產品銷量大幅提高。然而，由於銷量上升的幅度未能抵銷其中一位主要原設計生產客戶退出市場所失去的營業額，因而導致電訊產品業務的營業額下跌8.5%至327,800,000美元。

業務之盈利大幅上升，主要由於產品組合出現正面轉變，其中邊際利潤較高的2,400兆赫電話的銷量大幅上升，現佔電訊產品業務營業額約50%，而去年同期只佔25%。與此同時，該業務的零件及生產成本持續得到改善，而供應鏈和營運資金的管理亦進一步得以加強。

於七月，集團位於中國東莞的生產廠房全面實施嶄新的小組生產模式，大大提高營運效率之餘，最重要是能夠提升靈活性，並促使集團能更緊密配合客戶的需要而調節生產量。透過將客戶的指定需求與生產的運作連繫，集團可真正轉型為「以客為本」的營運模式，奠定了重要的里程碑。

最後，集團於八月開始付運5,800兆赫無繩電話，市場反應良好。偉易達為業內推出及付運此高科技產品之先驅，再一次證明集團於科技創新方面的領導地位。集團的管理層將繼續專注開發創新的產品，於未來數月，我們將推出AT&T及偉易達品牌的全新產品系列，使2,400兆赫電話的銷售動力在二零零三財政年度下半年得以延續。而更多的5,800兆赫型號已計劃於下一個財政年度相繼推出。


超越科技
Knights of Knowledge™
vtech

AlphaBert's Sonic Phonics™

Smarty's Workshop™

電子學習產品

期內電子學習產品業務仍然面對嚴峻的挑戰，截至二零零二年九月三十日止的六個月內，該業務的營業額下跌25.9%至85,900,000美元。營業額下跌，主要由於競爭激烈，尤其在美國市場，加上消費者的喜好由傳統的電子學習輔助產品轉移至電腦遊戲。儘管如此，偉易達品牌在歐洲市場仍然穩佔重要地位。

電子學習產品由年初至今的銷量遜於預期，尤其在美國市場。雖然偉易達品牌在每個市場均有多款深受歡迎的「長青」產品，但收入仍須靠新產品帶動。集團最新推出的產品系列，包括獲頒不同獎項的 Smarty's Workshop™、Voyager 及 XL Series 等，在激烈的競爭中仍能脫穎而出，獲得零售商的青睞。然而，由於產品在零售店鋪內所佔的貨架空間有限，加上集團積極推行的全新市場推廣及銷售計劃的成效尚未全面顯現，因此上述產品的銷量並非特別強勁。

集團已推出更多觸目的店內推廣活動，致力透過產品本身和嶄新的品牌形象來刺激消費者的購買慾。在歐洲，集團為 Smarty's Workshop™ 的人物角色塑造了一個2.5米高的活動模型，並在一項消費者比賽中出動一架 DaimlerChrysler Voyager 汽車，成為加強宣傳聲勢的兩個鮮明例子。集團已由二零零二年十月起推出一系列電視廣告，將有助提高產品在聖誕旺季的銷路。

隨著銷量下跌，電子學習產品的盈利亦相應減少。此外，為提高產品的受歡迎程度和下半年度的銷量，集團增加了二零零三財政年度的銷售及市場推廣費用，這亦對邊際利潤帶來影響。然而，集團在降低經營成本方面取得進展，包括將歐洲的業務運作統一營運，並加強利用外判服務，以提升營運效率。

集團預期下半年的經營環境將仍然充滿挑戰，但我們已為業務的復甦作好準備。在產品研發方面，集團已變得更市場主導，並更有能力推出切合客戶需要的產品。Smart book™ 於本年度首六個月在英國市場取得佳績，足以見證這方針的成效。我們正繼續貫徹此方針，加深了解消費者的喜好、改革產品及縮短產品推出市場的時間。此外，我們已重整產品設計小組，務求更有效地發展嶄新的產品概念。

創新為本 超越科技



一個集合產品設計及市場推廣專才的小組亦已成立，專責開發二零零四年度的產品系列。

為推動電子學習產品業務進一步向前邁進，集團於二零零二年十月已任命新的管理隊伍，包括委任應連君先生為電子學習產品業務之行政總裁。應先生在本集團服務了十六年，對電子學習產品業務各範疇均瞭如指掌。

偉易達現正將業務拓展至世界更多地方。隨著歐洲業務變得日益重要，集團將以非英語文化地區作為下一個重點擴展目標，以發揮在這些地區的競爭優勢。集團現已在葡萄牙及意大利分銷產品，從一年前的零開始，集團正在墨西哥、智利及中美洲等地拓展業務。我們計劃於短期內進軍波蘭、匈牙利、希臘、土耳其及北歐等市場，而長遠而言，集團預期亞太區之業務將有進一步增長。

承包生產業務

儘管面對充滿挑戰的市場環境，承包生產業務的業績仍保持穩定。期內營業額微跌0.9%至53,800,000美元，但盈利則有所改善。

由於全球經濟疲弱和科技業不景氣，承包生產業之整體需求量下降，削弱盈利。然而，集團能夠保持穩定的收入及盈利，皆因致力與中型客戶加強合作，去年成立的新產品引進小組為主要元素，派出工程師，於設計初期便為客戶提供全面服務，是延續雙方業務關係的主要因素。

以上的措施亦有助提升集團的盈利。繼較早時成功精簡營運架構後，集團已難大幅削減承包生產業務的成本，但透過加強與現有客戶合作，我們卻成功改善生產流程並提升效率。此外，集團亦能憑著穩健的財政狀況及龐大的生產規模所賦予的強大購買力來降低物料的採購成本，由於這項成本佔產品成本比重甚高，因此集團能成功控制這項支出，對顧客能減低產品成本及承包生產業務的整體表現均存在莫大幫助。

在處理現有問題的同時，承包生產業務亦致力改良業務運作以推動未來的增長。期間該業務取得ISO9001:1994證書的升級版ISO9001:2000證書，並榮獲TL9000認證，反映集團在電訊產品方面的卓越



生產質素。這些證書亦有助集團更積極推廣承包生產服務。

該業務另一項重要發展是在深圳成立了全新的產品研發中心，使集團能按客戶要求提供全面的產品設計支援，填補過往「一站式」服務的不足之處。這項服務有利目標客戶專注於銷售及推廣活動，因此日漸受到他們的歡迎及重視。

最後，承包生產業務已引進無鉛焊接工序，雖然市場目前對這方面的需求並不殷切，但隨著環保意識日益提高，需求將會提升，預期需求最初會來自日本和歐洲，然後來自美國等地。集團已作好準備把握未來出現的商機。

員工

我再次向偉易達所有的員工致以衷心謝意，憑著他們於集團最艱難的期間所付出的努力及對工作的投入，令集團可迅速扭轉財務狀況。

截至二零零二年九月三十日止，集團約有19,000名員工，大部分在香港及中國內地工作。集團已設立表現獎勵計劃及認股計劃，以獎賞各級員工及激勵士氣。

展望

由於集團的主要市場前景極不明朗，因此難以預測下半年將會面對的經營環境。美國方面，經濟不景及金融市場疲弱，正衝擊消費者的信心，因此集團對當地的經濟前景抱持極為審慎的態度。美國西岸港口的工潮亦對集團的業務構成一定影響。我們已比其他競爭對手作出更充分的準備，早於二零零二年四月便制訂應變措施，增加美國貨倉的存貨以及預訂航空貨運艙位，但若工潮持續，產品供應或會出現緊張。

憑著偉易達持有的淨現金，集團將可運用較多的資源推動未來的收入增長。過去兩年，集團礙於現金

流量不足，以致無法承接部分訂單而錯失生意機會。但是，我們現已著手把握這些商機，並開拓新的業務領域。

此外，集團將進一步改善供應鏈及貫徹「以客為本」的方針，加強市場推廣活動。同時，集團將在產品研究及開發方面投入更多資源，務使產品更加創新，更能滿足顧客的需要。集團並會繼續開拓更多不同市場，特別是具長線發展潛力的中國內地，以分散收入來源。

電訊產品方面，零售商在調整供貨來源之時，將繼續物色電訊產品之主要供應商。集團擁有AT&T及偉易達兩大品牌，加上「以客為本」的方針，極有條件成為選定主要零售商的電訊產品主要供應商。儘管美國經濟前景不明，或會導致本財政年度之下半年收入減少，但在2,400兆赫和5,800兆赫等全新產品帶動下，AT&T及偉易達兩大品牌產品的營業額可望持續增長。另外，我們將在5,800兆赫電話的成功基礎上推出一系列創新產品，以保持集團在科技發展方面的領導地位。同時，我們將繼續致力降低生產及營運開支，透過小組生產模式的全面推行，集團能夠將生產活動與主要客戶的需求轉變更緊密配合，從而令成本及供應鏈管理得以進一步改善。

電子學習產品方面，集團將會繼續因競爭劇烈及貨架空間未如理想而受到嚴峻的挑戰，因此集團預期該業務下半年之業績將比上半年遜色。集團已與零售商加強合作，大大促進店內宣傳，藉以紓緩有關影響。另外，該業務已推出備受矚目的電視廣告攻勢，預料將可提升聖誕旺季的產品銷量，改善零售表現。

長遠而言，集團將與零售商合作，增加產品所佔的貨架空間，並加強發揮市場推廣計劃的效益。此外，歐洲與亞太區的新市場亦將帶來令人興奮的長線發展機會。集團在這兩個市場擁有多語言及多元文化產品設計的豐富經驗，因而具備獨特的競爭優勢。此外，一個專為中國市場而設，超過十款不同產品的系列，已正處於開發階段，並將於下一個財政年度正式推出。

承包生產業務方面，集團深信該業務的市場方針和產品組合恰當得宜，並正計劃推行更積極的宣傳推廣活動，以擴大客戶基礎。集團深信，為中型製造商提供全面服務的經營模式，將有利於穩定地擴展承包生產業務，體現集團一貫的成功特質。再者，集團計劃於二零零三年七月前取得QS9000證書，此乃一項汽車零件製造業之品質認證，因通訊業正值放緩，所以汽車零件製造業將會是承包生產業務於未來計劃開拓的其中一個業務領域。

由於目前全球經濟低迷及電子學習產品業務面對嚴峻的挑戰，因此集團預期全年的業績難以進一步改善。然而，偉易達的業務已返回正軌，現能憑藉穩健的財政基礎，緊握未來的發展機會，集團期待在業績進一步改善之時，為所有與集團共渡時艱的股東提供更理想回報。

主席

黃子欣

香港，二零零二年十一月二十七日

	附註	（未經審核）截至九月三十日止之六個月 二零零二年 百萬美元	二零零一年 百萬美元	（已審核）截至三月三十一日止之年度 二零零二年 百萬美元
營業額	二	**468.7**	529.6	959.8
銷售成本		**(317.0)**	(371.6)	(671.0)
毛利		**151.7**	158.0	288.8
銷售及分銷成本		**(81.9)**	(91.0)	(153.8)
管理及其他經營費用		**(33.6)**	(29.5)	(65.0)
研究及發展費用		**(16.6)**	(16.3)	(33.0)
重組及耗蝕費用		**—**	(9.9)	(14.0)
訴訟和解之收益	三	**34.0**	—	—
經營溢利	四	**53.6**	11.3	23.0
財務支出淨額	五	**(1.3)**	(6.5)	(8.6)
應佔聯營公司業績		**(0.4)**	(0.2)	(0.5)
除税前溢利		**51.9**	4.6	13.9
税項	六	**(1.5)**	(1.3)	(2.6)
除税後溢利		**50.4**	3.3	11.3
少數股東權益		**(0.3)**	—	(0.1)
股東應佔溢利	十五	**50.1**	3.3	11.2
股息	七	**3.4**	無	無
每股盈利（美仙）	八			
— 基本		**22.2**	1.5	5.0
— 攤薄		**22.2**	1.5	5.0

於第35至44頁的附註為構成簡明綜合財務報表整體之必要部份。

	附註	(未經審核) 截至九月三十日止之六個月 二零零二年 百萬美元	 二零零一年 百萬美元	(已審核) 截至三月三十一日止之年度 二零零二年 百萬美元
往年重估之遠期租約樓宇之耗蝕費用		**—**	—	(1.6)
出售往年重估物業之遞延税項轉回		**—**	—	0.4
換算外國附屬公司財務報表之匯兑差額	十五	**(0.4)**	0.5	(0.2)
現金流動對沖交易之公平價值虧損	十五	**(2.3)**	(0.4)	(0.4)
未於損益結算表確認之淨(虧損)/溢利		**(2.7)**	0.1	(1.8)
股東應佔溢利		**50.1**	3.3	11.2
已確認溢利總額		**47.4**	3.4	9.4

於第35至44頁的附註為構成簡明綜合財務報表整體之必要部份。

		(未經審核)		(已審核)
		九月三十日		三月三十一日
	附註	二零零二年 百萬美元	二零零一年 百萬美元	二零零二年 百萬美元
非流動資產				
有形資產	九	**53.1**	81.4	58.0
租賃土地付款		**3.0**	6.9	3.1
遞延税項資產		**4.3**	4.1	4.3
投資		**0.2**	0.7	0.4
		60.6	93.1	65.8
流動資產				
存貨		**143.4**	161.9	94.4
待售資產	十	**8.0**	16.1	24.5
應收賬項及預付款項	十一	**229.8**	284.0	165.3
可收回税款		**3.2**	2.8	3.0
銀行現金及存款		**37.3**	34.7	63.3
		421.7	499.5	350.5
流動負債				
應付賬項及應計費用	十二	**(280.1)**	(304.2)	(187.9)
撥備		**(44.7)**	(42.3)	(39.1)
借貸	十三	**(9.5)**	(50.1)	(30.6)
當期税項負債		**(3.5)**	(1.0)	(2.1)
		(337.8)	(397.6)	(259.7)
流動資產淨值		**83.9**	101.9	90.8
總資產扣除流動負債		**144.5**	195.0	156.6
遠期負債				
借貸	十三	**(4.6)**	(109.5)	(65.2)
遞延税項負債		**(1.2)**	(1.4)	(1.2)
		(5.8)	(110.9)	(66.4)
		138.7	84.1	90.2
股本	十四	**11.3**	11.3	11.3
儲備	十五	**126.3**	71.9	78.1
股東資金		**137.6**	83.2	89.4
少數股東權益		**1.1**	0.9	0.8
		138.7	84.1	90.2

於第35至44頁的附註為構成簡明綜合財務報表整體之必要部份。

	(未經審核) 截至九月三十日止之六個月		(已審核) 截至三月三十一日止之年度
	二零零二年 百萬美元	二零零一年 百萬美元	二零零二年 百萬美元
經營項目之現金流入	**25.6**	62.5	156.3
淨利息支出	**(1.3)**	(6.5)	(8.6)
稅項支出	**(0.2)**	(0.4)	(0.9)
經營項目之淨現金流入	**24.1**	55.6	146.8
投資項目			
購入有形資產	**(8.8)**	(6.9)	(13.3)
出售有形資產及租賃土地所得款項	**0.5**	8.9	9.1
出售待售資產所得款項	**7.7**	10.6	18.9
訴訟和解而獲取之賠償淨額	**34.0**	—	—
購入聯營公司權益	—	(0.4)	(0.4)
購入附屬公司權益及業務	—	(0.1)	(0.1)
投資項目之淨現金流入	**33.4**	12.1	14.2
財務項目			
發行股本	—	—	0.1
償還遠期借貸	**(60.6)**	(39.2)	(41.3)
償還短期借貸之淨值	**(20.9)**	(51.6)	(109.9)
財務項目之淨現金流出	**(81.5)**	(90.8)	(151.1)
匯率變動之調整	**(1.8)**	0.9	(0.2)
現金及現金等值之(減少)／增加	**(25.8)**	(22.2)	9.7
期初現金及現金等值結存	**63.1**	53.4	53.4
期末現金及現金等值結存	**37.3**	31.2	63.1
現金及現金等值結存分析			
銀行現金及存款	**37.3**	34.7	63.3
銀行透支	—	(3.5)	(0.2)
	37.3	31.2	63.1

一. 會計政策

未經審核之中期簡明綜合財務報表是採用國際會計準則第三十四條 — 中期財務報告編制。

中期綜合財務報表所採用之會計政策與截至二零零二年三月三十一日止年度的綜合財務報表為一致。

二. 區域資料

集團之主要業務分項為電訊及電子產品。其包括設計、製造及分銷電話、電子學習產品及其他電子產品。

營業額為對第三者之產品銷售的已收及應收金額。

主要報告式樣 — 業務分項

	(未經審核) 截至九月三十日止之六個月			
	營業額		經營溢利	
	二零零二年 百萬美元	二零零一年 百萬美元	**二零零二年 百萬美元**	二零零一年 百萬美元
電訊及電子產品	**467.5**	528.3	**55.6**	16.0
其他項目	**1.2**	1.3	**(2.0)**	(4.7)
	468.7	529.6	**53.6**	11.3

附屬報告式樣 — 區域分項

	(未經審核) 截至九月三十日止之六個月			
	營業額		經營溢利	
	二零零二年 百萬美元	二零零一年 百萬美元	**二零零二年 百萬美元**	二零零一年 百萬美元
北美洲	**386.1**	430.1	**51.8**	10.8
歐洲	**61.3**	77.5	**1.5**	7.0
亞太區	**17.7**	20.3	**0.2**	(6.8)
其他	**3.6**	1.7	**0.1**	0.3
	468.7	529.6	**53.6**	11.3

三. 訴訟和解之收益

於二零零一年一月二十五日，本集團入稟美國紐約南區地方法院，向 Lucent Technologies Inc.(「朗訊」)及 Lucent Technologies Consumer Products, L.P. 提出起訴，要求就本集團於二零零零年收購朗訊的 Wired Consumer Products Business 所引起的損失尋求賠償及有關之濟助。

於二零零二年六月七日，本集團與朗訊就本集團於二零零一年一月對朗訊提出之法律訴訟，以彼此均感到滿意之方式達成和解。任何一方均無承認過失。根據和解之條款，朗訊經已同意將收購事項之收購價下調50,000,000美元，而有關款項已全數支付。從訴訟和解而獲取之收益，在扣除附帶費用已計入綜合損益結算表內。

	(未經審核) 截至九月三十日止之六個月	
	二零零二年 百萬美元	二零零一年 百萬美元
訴訟和解而獲取之收益	**50.0**	—
減：附帶費用	**(16.0)**	—
	34.0	—

四. 經營溢利

計算經營溢利已扣除以下項目：

		(未經審核) 截至九月三十日止之六個月	
	附註	二零零二年 百萬美元	二零零一年 百萬美元
折舊	九	**13.6**	17.8
出售有形資產及租賃土地之虧損		**1.0**	0.9

五. 財務支出淨額

	(未經審核) 截至九月三十日止之六個月	
	二零零二年 百萬美元	二零零一年 百萬美元
利息支出	**2.3**	7.4
利息收入	**(1.0)**	(0.9)
	1.3	6.5

六. 稅項

	(未經審核) 截至九月三十日止之六個月	
	二零零二年 百萬美元	二零零一年 百萬美元
本公司及附屬公司		
香港	**1.2**	1.1
英國	**(0.1)**	0.1
美國	**0.3**	—
其他國家	**0.1**	0.1
	1.5	1.3

利得稅按本集團經營所在國家之現行稅率以估計應課稅溢利計算。

於二零零二年三月，香港稅務局發出了有關本集團若干附屬公司於往年之潛在稅項負債的估計評稅。香港稅務局已就本集團於一九九六年至二零零一年間之稅務事宜展開覆核。該等附屬公司已就這些估計評稅提出正式反對。根據有關附屬公司董事之意見，此等評稅估計並不正確，而且未能確定反對之結果和難以估計任何稅項負債。故此，於截至二零零二年九月三十日止期內之財務報表中並沒有作出撥備。

七. 股息

董事會宣告派發截至二零零二年九月三十日止之六個月中期股息每股普通股份為1.5美仙(二零零一年：無)。

八. 每股盈利

每股基本及攤薄盈利乃根據本集團之股東應佔溢利50,100,000 美元(二零零一年：3,300,000美元)計算。

每股基本盈利乃根據本期內已發行普通股之加權平均股數225,500,000股(二零零一年：225,200,000股)計算。每股攤薄盈利乃根據本期內已發行之普通股之加權平均股數225,500,000股(二零零一年：225,200,000股)計算。而本期內已發行普通股之加權平均股數已就視為無償發行普通股之加權平均數作出調整，猶如尚未行使之購股權及認股權證已於二零零二年九月三十日行使。於本期內並無普通股被視為無償發行(二零零一年：無)。

九. 有形資產

	(未經審核) 百萬美元
於二零零二年四月一日結存	58.0
添置	8.8
出售	(1.4)
折舊	(13.6)
兌換差額	1.3
於二零零二年九月三十日結存	**53.1**

十. 待售資產

	(未經審核) 九月三十日 二零零二年 百萬美元	(已審核) 三月三十一日 二零零二年 百萬美元
土地及樓宇	**8.0**	24.5

若干土地及樓宇已無需再為原定用途而持有。這些資產已被減值至其估計可收回金額。

十一. 應收賬項及預付款項

應收賬項及預付款項總額為229,800,000美元(二零零二年三月三十一日：165,300,000美元)其中包括應收貿易賬項194,100,000美元(二零零二年三月三十一日：128,900,000美元)。

應收貿易賬項按發生日期分析如下：

	0－30日 百萬美元	31－60日 百萬美元	61－90日 百萬美元	多於90日 百萬美元	總數 百萬美元
於二零零二年九月三十日結存	**112.4**	**51.5**	**16.9**	**13.3**	**194.1**
於二零零二年三月三十一日結存	75.3	31.6	8.6	13.4	128.9

集團銷售主要以信用狀及介乎三十日至九十日期限之無保証信貸進行。部分無保証信貸銷售以信貸保險及銀行擔保作保證。

十二. 應付賬項及應計費用

應付賬項及應計費用總額為280,100,000美元(二零零二年三月三十一日:187,900,000美元)其中包括應付貿易賬項137,900,000美元(二零零二年三月三十一日:76,300,000美元)。

應付貿易賬項按發生日期分析如下:

	0－30日 百萬美元	31－60日 百萬美元	61－90日 百萬美元	多於90日 百萬美元	總數 百萬美元
於二零零二年九月三十日結存	**58.8**	**47.2**	**23.4**	**8.5**	**137.9**
於二零零二年三月三十一日結存	36.7	20.5	11.0	8.1	76.3

十三. 借貸

	(未經審核) 九月三十日 二零零二年 百萬美元	(已審核) 三月三十一日 二零零二年 百萬美元
銀行貸款、透支及融資租約承擔		
分期償還,全數須於五年後到期歸還:		
有抵押銀行貸款	**1.0**	1.0
分期償還,全數須於五年內到期歸還:		
無抵押銀行貸款及透支	**11.3**	93.0
有抵押銀行貸款	**1.4**	1.3
融資租約承擔	**0.4**	0.5
	13.1	94.8
減:於一年內到期償還之部份列為流動負債:		
無抵押銀行貸款及透支	**(9.0)**	(30.2)
有抵押銀行貸款	**(0.4)**	(0.3)
融資租約承擔	**(0.1)**	(0.1)
	(9.5)	(30.6)
	4.6	65.2
銀行貸款、透支及融資租約承擔須於下列期間償還:		
一至兩年內	**0.7**	63.2
兩至五年內	**2.9**	1.0
五年後	**1.0**	1.0
	4.6	65.2

有抵押銀行貸款是以土地及樓宇作抵押品。銀行貸款及透支主要以美元、港元及歐羅為單位,息率由2.7%至6.7%不等(二零零二年三月三十一日:5.0%至8.7%)。

十四. 股本、購股權及認股權證

股本

	(未經審核) 九月三十日 二零零二年 百萬美元	(已審核) 三月三十一日 二零零二年 百萬美元
法定		
普通股： 400,000,000股(二零零二年三月三十一日：400,000,000股) 每股面值0.05美元	**20.0**	20.0

	(未經審核) 九月三十日 二零零二年 股份數目	 二零零二年 百萬美元	(已審核) 三月三十一日 二零零二年 百萬美元
已發行及繳足			
每股面值0.05美元之普通股： 期初與期末之結存	**225,527,133**	**11.3**	11.3

購股權

一九九一年計劃

根據於一九九一年九月二十四日採納之購股權計劃(「一九九一年計劃」)，董事們可於批准採納一九九一年計劃當日起計十年內之任何時間酌情邀請本公司及本集團之附屬公司之僱員(包括董事)接納本公司之購股權。一九九一年計劃已於二零零一年九月二十三日屆滿，而一九九一年計劃中授出及未行使之購股權將繼續有效。

於二零零二年九月三十日，一九九一年計劃可予發行之股份數目為15,000股。根據一九九一年計劃授出之購股權之數目於期內之變動情況載列如下：

授出日期	行使價格	可行使期間	二零零二年四月一日已發行結存	期內授出之購股權數目	期內行使之購股權數目	期內作廢／註銷之購股權數目	二零零二年九月三十日已發行結存
一九九八年五月一日	2.9美元	一九九八年五月一日至二零零八年四月三十日	190,000	—	—	(190,000)	—
一九九九年十二月十七日	2.3美元	一九九九年十二月十七日至二零零九年十二月十六日	80,000	—	—	(65,000)	**15,000**
			270,000	—	—	(255,000)	**15,000**

十四. 股本、購股權及認股權證(續)

購股權(續)

二零零一年計劃

根據於二零零一年八月十日採納之購股權計劃(「二零零一年計劃」),董事們獲授權於批准採納二零零一年計劃當日起計十年內之任何時間向本公司及本集團之附屬公司之若干僱員(包括執行董事,但不包括非執行董事)授出可認購本公司股份之購股權,而認購價格將由董事根據二零零一年計劃之條款而決定。於二零零一年九月一日,香港聯合交易所有限公司《證券上市規則》第十七章作出修訂,據此,如本公司有意於二零零一年九月一日或該日期以後根據二零零一年計劃授出購股權,則須符合該修訂載列之新規定。

董事們認為於期內授出予董事及僱員之購股權價值受多種因素影響,此等因素有些難以確定,有些基於理論基準而只屬猜測假設。因此,董事認為計算購股權的價值將無意義,反而會對股東造成誤導。

於二零零二年九月三十日,二零零一年計劃可予發行之股份數目為20,660,000股,約佔本公司已發行股份9.2%。根據二零零一年計劃授出之購股權之數目於期內之變動情況載列如下:

授出日期(附註1)	行使價格	可行使期間(附註2)	二零零二年四月一日已發行結存	期內授出之購股權數目	期內行使之購股權數目	期內作廢/註銷之購股權數目	二零零二年九月三十日已發行結存
二零零二年二月二十六日至二零零二年三月二十六日	10.2港元	二零零二年二月二十六日至二零一二年三月二十五日	18,535,000	—	—	—	**18,535,000**
二零零二年七月十日至二零零二年八月八日	8.71港元	二零零二年七月十日至二零一二年八月七日	—	2,125,000	—	—	**2,125,000**
			18,535,000	2,125,000	—	—	**20,660,000**

附註1: 由於參與二零零一年計劃之僱員數目眾多,在本報告書內所示之資料只為有關數據之合理範圍。就向僱員授出之購股權而言,有關之購股權乃基於在特定之期間內有關僱員接納該購股權之建議。

附註2: 授出購股權之其中一項附帶條件是有關僱員與本公司議定,於購股權授出或視作授出及獲接納當日起計三十六個月之期間內及六十個月以後均不得行使。

十四. 股本、購股權及認股權證（續）

購股權（續）

HomeRelay計劃
根據HomeRelay Communications, Inc.（「HomeRelay」，原稱Unbound Communications, Inc.）於二零零零年八月採納之購股權計劃（「HomeRelay計劃」），HomeRelay之董事可向其僱員授出購股權，而涉及之股份數目上限為不時HomeRelay已發行之普通股份之10.0%。

於二零零二年九月三十日，HomeRelay計劃可予發行之普通股股份數目為705,475股，約佔HomeRelay已發行股本之9.5%。根據HomeRelay計劃授出之購股權之數目於期內之變動情況載列如下：

授出日期（附註1）	加權平均行使價格	可行使期間	二零零二年四月一日已發行結存	期內授出之購股權數目	期內行使之購股權數目	期內作廢／註銷之購股權數目	二零零二年九月三十日已發行結存
二零零零年九月一日至二零零一年二月二十二日	1.0美元	二零零零年九月一日至二零一一年二月二十一日	705,475	—	—	—	**705,475**

附註1：購股權乃於該期內向有關之僱員授出，在本報告書內所示之資料只為有關數據之合理範圍。

認股權證

根據本公司於二零零零年一月十九日向AT&T Corp.（「AT&T」）發出之認股權證票據（該票據為本公司與AT&T訂立之品牌特許協議之一部份），按上述協議AT&T授予本公司為期十年之特許權以獨家使用AT&T品牌在美國及加拿大製造及銷售無線電話及配件，而本公司則授予AT&T附有可於二零一二年一月十八日或該日期以前按每股股份20.0港元認購本公司3,000,000股股份權利之認股權證。

根據於二零零二年一月二十四日訂立之經修訂AT&T品牌特許協議，該等認股權證之認購價格已修訂為8.43港元，經修訂之認購價乃按20.0港元之初步認購價或本公司股份於緊接二零零二年七月十五日前五個交易日在香港聯合交易所有限公司所報收市價之平均價值以其中較低者為基準而釐定。

自授出日期以來，概無任何認股權證獲行使。

十五. 儲備

	（未經審核）九月三十日 二零零二年 百萬美元	（未經審核）九月三十日 二零零一年 百萬美元
股份溢價	**74.3**	74.2
其他物業重估儲備	**6.6**	9.4
收益儲備	**54.3**	(5.4)
匯兌儲備	**(7.0)**	(5.9)
對沖儲備	**(1.9)**	(0.4)
	126.3	71.9

儲備變動情況分析如下：

股份溢價		
於四月一日及結轉至下期	**74.3**	74.2
其他物業重估儲備		
於四月一日	**6.6**	10.7
出售往年重估之物業	—	(1.3)
結轉至下期	**6.6**	9.4
收益儲備		
於四月一日		
— 如前所報	**4.2**	(11.0)
— 採用國際會計準則第四十條之影響	—	1.0
— 經重列	**4.2**	(10.0)
股東應佔溢利	**50.1**	3.3
出售往年重估之物業	—	1.3
結轉至下期	**54.3**	(5.4)
匯兌儲備		
於四月一日	**(6.6)**	(6.4)
匯兌差額	**(0.4)**	0.5
結轉至下期	**(7.0)**	(5.9)
對沖儲備		
於四月一日	**(0.4)**	—
轉至損益結算表	**0.8**	—
本期內產生之公平價值虧損	**(2.3)**	(0.4)
結轉至下期	**(1.9)**	(0.4)

十六. 資本承擔

	(未經審核) 九月三十日 二零零二年 百萬美元	(已審核) 三月三十一日 二零零二年 百萬美元
經批准但未訂約	**2.6**	11.8
已訂約但未撥備	**2.7**	2.4
	5.3	14.2

十七. 比較

若干比較數字因應本期之陳述而作出相對調整。

	截至九月三十日止之六個月				截至三月三十一日止之年度	
	二零零二年		二零零一年		二零零二年	
	百萬美元	%	百萬美元	%	百萬美元	%
電訊產品						
北美洲	**308.9**	**94.2**	345.0	96.4	631.3	94.1
歐洲	**10.2**	**3.1**	10.8	3.0	20.9	3.1
亞太區	**6.5**	**2.0**	2.3	0.6	18.3	2.7
其他	**2.2**	**0.7**	—	—	0.7	0.1
	327.8	**100.0**	358.1	100.0	671.2	100.0
電子學習產品						
北美洲	**45.4**	**52.9**	62.7	54.1	90.5	46.7
歐洲	**35.8**	**41.7**	46.4	40.0	95.1	49.1
亞太區	**3.3**	**3.8**	5.1	4.4	5.9	3.0
其他	**1.4**	**1.6**	1.7	1.5	2.2	1.2
	85.9	**100.0**	115.9	100.0	193.7	100.0
承包生產業務						
北美洲	**30.6**	**56.9**	22.3	41.1	47.8	51.5
歐洲	**15.3**	**28.4**	20.1	37.0	31.9	34.4
亞太區	**7.9**	**14.7**	11.9	21.9	13.1	14.1
	53.8	**100.0**	54.3	100.0	92.8	100.0
其他						
北美洲	**1.2**	**100.0**	0.1	7.7	0.6	28.6
歐洲	—	—	0.2	15.4	0.6	28.6
亞太區	—	—	1.0	76.9	0.6	28.6
其他	—	—	—	—	0.3	14.2
	1.2	**100.0**	1.3	100.0	2.1	100.0

中期股息

董事會宣告派發每股普通股份1.5美仙之中期股息予於二零零二年十二月二十七日辦公時間結束時名列本公司股東名冊上之股東。

中期股息將於二零零三年一月六日以美元支付，惟註冊地址在香港之股東將可收取等值港幣之股息，而名列本公司英國股東名冊上之股東則可收取等值英鎊之股息。等值港幣及英鎊之股息均以二零零二年十二月十九日香港上海滙豐銀行有限公司向本公司提供之中位滙率計算。

暫停辦理股份過戶登記手續

本公司將於二零零二年十二月二十日至二零零二年十二月二十七日(包括首尾兩天)暫停辦理股份過戶登記手續。在此期間，本公司將不會接受股份過戶登記。

為確保獲得派發中期股息之權利，所有股份過戶文件連同有關股票，最遲須於本公司股份過戶登記處之當地時間二零零二年十二月十九日下午四時前送達本公司股份過戶登記處辦理登記。

本公司於百慕達之主要股份過戶登記處為 Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda，於英國之股份過戶登記分處為 Capita IRG Plc, Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom，於香港之股份過戶登記分處為位於香港皇后大道東183號合和中心17樓1712－1716室香港中央證券登記有限公司。

股本、購股權及認股權證

本公司股本、購股權及認股權證之變動情況詳載於簡明綜合財務報表附註十四。

董事於股份之權益

本公司根據香港證券(披露權益)條例第29條規定而保存之董事權益登記冊及根據英國 Financial Services Authority(金融服務監察局)上市規則第16.13至16.17條之規定須知會 UK Listing Authority(英國上市監察局)之紀錄所載，於二零零二年九月三十日，董事們及其聯繫人士在本公司之股份中擁有如下權益。此等權益全部均屬實益權益：

	股份數目			
董事姓名	個人權益	家族權益	其他權益	總數
黃子欣	14,906,830	3,968,683	74,101,153 (附註1)	92,976,666
李偉權	999,332	—	—	999,332
羅偉良	—	—	—	—
錢果豐	—	—	—	—
馮國綸	1,045,630	—	—	1,045,630
田北辰	1,123,000	—	—	1,123,000
汪穗中	—	—	—	—

附註1： 該等股份由 Conquer Rex Limited 實益持有65,496,225股、Honorex Limited 實益持有1,416,325股及 Twin Success Pacific Limited 實益持有7,188,603股，該等公司由全權受益人黃子欣先生及其家族成員之信託擁有。

董事購買股份之權利

根據二零零一年八月十日採納之購股權計劃(「二零零一年計劃」),本公司向若干董事授出可認購本公司股份之購股權,行使價將由董事會按二零零一年計劃之條款釐定。

本公司根據香港證券(披露權益)條例第29條規定而保存之董事權益登記冊及根據英國 Financial Services Authority(金融服務監察局)上市規則第16.13至16.17條之規定須知會 UK Listing Authority(英國上市監察局)之紀錄所載,於二零零二年九月三十日,董事們及其聯繫人士在本公司之購股權中擁有如下權益。此等權益全部均屬實益權益:

董事姓名	授出日期	行使價格	可行使期間	二零零二年四月一日購股權數目	二零零二年九月三十日購股權數目
黃子欣	二零零二年三月十一日	10.20港元	二零零二年三月十一日至二零一二年三月十日(附註1)	2,000,000	**2,000,000**
李偉權	二零零二年三月五日	10.20港元	二零零二年三月五日至二零一二年三月四日(附註1)	1,750,000	**1,750,000**
羅偉良	二零零二年三月五日	10.20港元	二零零二年三月五日至二零一二年三月四日(附註1)	1,750,000	**1,750,000**
	二零零二年七月二十六日	8.71港元	二零零二年七月二十六日至二零一二年七月二十五日(附註1)	—	**150,000**

於回顧期內,並無董事行使購股權或購股權被作廢。

附註1: 授出購股權之其中一項附帶條件是有關之承授人與本公司議定,於購股權授出或視作授出及獲接納當日起計三十六個月之期間內不得行使,而於購股權授出或視作授出及獲接納當日起計六十個月以後亦不得行使。

除在上文所披露者外,本公司或其任何附屬公司於本回顧期內之任何時間概無參與訂立任何安排,以使董事們及彼等之聯繫人士可因購入本公司或任何其他公司團體之股份或債券而獲得利益。

主要股權

本公司根據香港證券(披露權益)條例第16(1)條規定而保存之主要股東登記名冊及根據英國 Financial Services Authority(金融服務監察局)之上市條例9.11至9.14條之規定須知會 UK Listing Authority(英國上市監察局)之紀錄所載，除上文所載之董事外，就本公司所知，於二零零二年九月三十日，擁有本公司已發行股本3%或以上權益之人士及每位該等人士所持權益之資料如下：

	二零零二年九月三十日	
股東名稱	股份數目	持股百分比
香港中央結算(代理人)有限公司	**103,695,443**	**45.98%**
HSBC Nominees (Hong Kong) Limited	**13,622,965**	**6.04%**

於回顧期內，概無與公司類別之主要股東訂立任何重大合約。

購股權計劃

本公司設有購股權計劃，以對本集團之業務成就有貢獻之合資格參與人士提供獎勵及獎賞。該等購股權計劃之合資格參與人士包括本公司及／或其任何附屬公司之僱員及包括任何該等公司之執行董事。

本公司購股權計劃之詳情載於簡明綜合財務報表附註十四。

重大法律訴訟

於二零零二年六月七日，本集團與 Lucent Technologies Inc.(「朗訊」)就本集團於二零零一年一月對朗訊提出之法律訴訟，以彼此均感到滿意之方式達成和解，任何一方均無承認過失。根據和解協議之條款，朗訊同意將收購事項之收購價下調50,000,000美元，而有關款項已悉數以現金支付。

購買、出售或贖回上市股份

於回顧期內，本公司概無贖回其任何股份。於回顧期內，本公司或其任何附屬公司概無購買或出售本公司之股份。

審核委員會

審核委員會已聯同管理層檢討本集團採納之會計準則及慣例，並討論內部監控及財務報告事項(包括截至二零零二年九月三十日止未經審核之中期綜合財務報表)。

審核委員會之成員包括本公司三位獨立非執行董事:錢果豐先生、馮國綸先生及田北辰先生。

最佳應用守則

董事們認為本公司於回顧期內，除某些獨立非執行董事無指定任期外，均遵守香港聯合交易所有限公司《證券上市規則》附錄十四所載之最佳應用守則。

公司資料

[illegible]事會

[illegible]執行董事

[illegible]子欣

[illegible]

[illegible]偉權

[illegible]

[illegible]偉良

[illegible]團行政總裁

[illegible]立非執行董事

[illegible]果豐

[illegible]國綸

[illegible]

[illegible]

[illegible]事會

[illegible]偉良

[illegible]運君

[illegible]漢光

[illegible]建思

[illegible]華舜

[illegible]欣榮

[illegible]ul R. MILLER

[illegible]核委員會

[illegible]果豐

[illegible]國綸

[illegible]

公司秘書

[illegible]

[illegible]冊辦事處

[illegible]larendon House

[illegible]hurch Street,

[illegible]amilton HM11, Bermuda

主要辦事處

香港新界

[illegible]埔汀角路57號

[illegible]業中心

[illegible]座23樓

主要往來銀行

香港上海滙豐銀行有限公司

恒生銀行

渣打銀行

核數師

羅兵咸永道會計師事務所

[illegible]港執業會計師

主要股份過戶登記處

[illegible]utterfield Fund Services (Bermuda) Limited

Rosebank Centre, 11 Bermudiana Road,

Pembroke, Bermuda

英國股份過戶登記分處

Capita IRG Plc

[illegible]ourne House, 34 Beckenham Road,

Kent BR3 4TU, DX91750,

Beckenham West, United Kingdom

香港股份過戶登記分處

香港中央證券登記有限公司

香港皇后大道東183號

合和中心17樓1712-16室

[illegible]國存券憑證寄存處

The Bank of New York

101 Barclay Street, 22nd Floor West,

New York, N.Y. 10286, USA

vtech

VTech Holdings Ltd
偉易達集團
(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)

23rd Floor, Tai Ping Industrial Centre, Block 1, 57 Ting Kok Road, Tai Po, New Territories, Hong Kong
Tel: (852) 2680 1000 Fax: (852) 2680 1300 http://www.vtech.com e-mail: investor_relations@vtech.com
香港大埔汀角路57號太平工業中心第1座23樓
電話：(852) 2680 1000 傳真：(852) 2680 1300 http://www.vtech.com 電郵：investor_relations@vtech.com